SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RETRACTABLE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76129W105

(CUSIP Number)

Thomas J. Shaw

President and Chief Executive Officer

Retractable Technologies, Inc.

511 Lobo Lane

Little Elm, TX 75068-0009

(972) 294-1010

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76129W105

(1)	Names of Reporting Persons Thomas J. Shaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 15,835,642

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 14,565,642

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,335,642

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 53.1%

(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 24, 2000, as amended by Amendment No. 1 filed on August 28, 2012, as further amended by Amendment No. 2 filed on October 11, 2016 and Amendment No. 3 filed on January 13, 2017 (the “Statement”) on behalf of the undersigned.  This Amendment No. 4 is being filed to report a purchase of Common Stock (the “Common Stock”) of Retractable Technologies, Inc. (the “Company”), which purchase represents a greater than 1% change in the percentage of Common Stock owned by the undersigned. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Shaw acquired the stock using personal funds.  No part of the purchase price was borrowed.

Item 4. Purpose of the Transaction.

The purpose of the transaction is to acquire additional control of the Company and provide additional cash to the Company.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)                                 As of the date hereof, Mr. Shaw has beneficial ownership of 17,335,642 shares which comprises 53.1% of the Common Stock of the Company.  There were 31,666,454 shares of Common Stock of the Company outstanding prior to the issuance of shares to Mr. Shaw pursuant to the transaction identified in Item (c) of this Item 5.  In total, there are 32,666,454 shares outstanding as of the date hereof.

(b)(i)                      Mr. Shaw has sole power to vote 1,770,000 shares of Common Stock standing in the name of the August 2010 Family Trust and 1,000,000 shares of Common Stock standing in the name of the August Gifting Trust, both holdings being subject to a Voting Agreement with his former spouse (the “Voting Agreement”).

(ii)                                  Mr. Shaw has sole power to vote and dispose 13,065,642 shares of Common Stock standing in his name.

(iii)                               Mr. Shaw has sole power to dispose of a total of 1,500,000 shares of Common Stock standing in the names of three trusts for which he serves as trustee for the benefit of each of his three children.

(c)                                  On August 23, 2017, Mr. Shaw entered into a private purchase with the Company for One Million (1,000,000) shares of Common Stock for an aggregate purchase price of Five Hundred Seventy Thousand One Hundred Dollars ($570,100.00).

(d)                                 The August 2010 Family Trust and the August Gifting Trust (and the beneficiaries thereof) shall have the right to receive dividends from, or the proceeds from the sale of, the shares identified in Item (b)(i) of this Item 5.  The three trusts identified in Item (b)(iii) of this Item 5 (and the beneficiaries thereof) shall have the right to receive dividends from, or the proceeds from the sale of, 500,000 shares of Common Stock each.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: August 25, 2017	BY:	/s/ THOMAS J. SHAW
THOMAS J. SHAW